                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. )1

                                   MCSi, INC.
                                   ----------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                           --------------------------
                         (Title of Class of Securities)

                                    55270M108
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 20, 2003
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 27 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

--------------------                                       ---------------------
CUSIP No. 55270M108                   13D                     Page 2 of 27 Pages
--------------------                                       ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    2,067,819
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                2,067,819
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     2,067,819
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                       ---------------------
CUSIP No. 55270M108                   13D                     Page 3 of 27 Pages
--------------------                                       ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    2,067,819
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                2,067,819
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     2,067,819
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                       ---------------------
CUSIP No. 55270M108                   13D                     Page 4 of 27 Pages
--------------------                                       ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 GLEN KASSAN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    - 0 -
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 0 -
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                       ---------------------
CUSIP No. 55270M108                   13D                     Page 5 of 27 Pages
--------------------                                       ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 TRAVIS BRADFORD
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    - 0 -
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 0 -
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                       ---------------------
CUSIP No. 55270M108                   13D                     Page 6 of 27 Pages
--------------------                                       ---------------------

            The following  constitutes the Schedule 13D filed by the undersigned
(the "Schedule 13D").

Item 1.     Security and Issuer.
            -------------------

            This statement  relates to shares of the common stock,  no par value per share (the "Shares"), of MCSi, Inc. (the "Issuer").  The principal executive offices of the Issuer are located at 4751 Hempstead Station Drive,  Dayton, Ohio
45429.

Item 2.     Identity and Background.
            -----------------------

            (a) This  statement is filed by Steel  Partners II, L.P., a Delaware limited partnership  ("Steel Partners II"), Warren G. Lichtenstein,  Glen Kassan
and Travis  Bradford.  Each of the  foregoing  is  referred  to as a  "Reporting
Person" and collectively as the "Reporting Persons."

            Steel  Partners,   L.L.C.,  a  Delaware  limited  liability  company
("Partners  LLC"),  is the  general  partner  of  Steel  Partners  II.  The sole executive officer and managing member of Partners LLC is Warren G. Lichtenstein, who is Chairman of the Board, Chief Executive Officer and Secretary.

            Messrs.  Glen  Kassan and Travis  Bradford  are  employees  of Steel
Partners, Ltd., an affiliate of Steel Partners II.

            By virtue of his position with Steel  Partners II, Mr.  Lichtenstein has the power to vote and dispose of the Issuer's Shares owned by Steel Partners
II.  Each of the  Reporting  Persons is party to a Joint  Filing  Agreement  and hereby are filing a joint Schedule 13D.

            (b) The principal  business  address of each Reporting Person is 150
East 52nd Street, 21st Floor, New York, New York 10022.

            (c) The principal  business of Steel Partners II is investing in the securities of small cap companies.  The principal occupation of Mr. Lichtenstein is investing in the securities of small cap companies.

            The principal  business of Messrs.  Kassan and Bradford is providing management and advisory services.

            (d) No  Reporting  Person  has,  during  the last five  years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

            (e) No Reporting Person has, during the last five years,  been party to a  civil  proceeding  of a  judicial  or  administrative  body  of  competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

--------------------                                       ---------------------
CUSIP No. 55270M108                   13D                     Page 7 of 27 Pages
--------------------                                       ---------------------

            (f) Messrs.  Lichtenstein,  Kassan and  Bradford are citizens of the
United States of America.

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            The aggregate  purchase price of the 2,067,819 Shares owned by Steel
Partners II is  $5,895,524.  The Shares owned by Steel Partners II were acquired with its working capital.

Item 4.     Purpose of Transaction.
            ----------------------

            The  Reporting  Persons  purchased the Shares based on the Reporting
Persons'  belief that the Shares at current  market prices are  undervalued  and represent an attractive  investment  opportunity.  Depending upon overall market conditions,  other investment  opportunities available to the Reporting Persons, and the  availability  of Shares at  prices  that  would  make the  purchase  of additional  Shares  desirable,  the  Reporting  Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

            On February  24,  2003,  Cede & Co., the holder of record of certain
Shares  beneficially owned by Steel Partners II as reported herein,  delivered a letter to the  Issuer,  a copy of which is  attached  as an  exhibit  hereto and incorporated herein by reference (the "Nomination  Letter"), to nominate Messrs.
Warren Lichtenstein,  Glen Kassan and Travis Bradford, as set forth therein, for election to the Issuer's  Board of Directors  (the "Board") at the Issuer's next annual meeting of stockholders or any other meeting of stockholders held in lieu thereof,  and any  adjournments,  postponements,  rescheduling or  continuations thereof (the "Annual Meeting").  The Nomination Letter was submitted immediately prior to the current  expiration of the deadline (and to preserve Steel Partners
II's  rights) to submit  nominees for the Annual  Meeting,  which  nominees,  if elected, would constitute a majority of the members of the Board.

            No  Reporting  Person has any present  plan or proposal  which would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j)
of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions  discussed above.  Steel Partners II intends to review  its  investment  in the  Issuer  on a  continuing  basis  and  engage in discussions with management and the Board of Directors of the Issuer  concerning
Board representation,  the business,  operations and future plans of the Issuer.
Depending  on  various  factors  including,  without  limitation,  the  Issuer's financial  position  and  investment  strategy,  the price levels of the Shares,
conditions  in  the  securities   markets  and  general  economic  and  industry
conditions,  Steel  Partners II may in the future take such actions with respect to its  investment  in the  Issuer as it deems  appropriate  including,  without limitation,  communication  with other  stockholders,  making  proposals  to the
Issuer concerning the  capitalization  and operations of the Issuer,  purchasing additional  Shares  or  selling  some  or all of its  Shares  or to  change  its intention with respect to any and all matters referred to in Item 4.

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

            (a) The aggregate percentage of Shares reported owned by each person named herein is based upon  25,051,548  Shares  outstanding,  which is the total number of Shares  outstanding  as of  November  12,  2002,  as  reported  in the

--------------------                                       ---------------------
CUSIP No. 55270M108                   13D                     Page 8 of 27 Pages
--------------------                                       ---------------------

Issuer's  Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 and filed with the Securities and Exchange Commission on November 14, 2002.

            As of the close of business on February 25, 2003,  Steel Partners II beneficially  owned 2,067,819  Shares,  constituting  approximately  8.3% of the
Shares  outstanding.  Mr.  Lichtenstein  beneficially  owned  2,067,819  Shares, constituting approximately 8.3% of the Shares outstanding.  Mr. Lichtenstein has sole voting and dispositive  power with respect to the 2,067,819 Shares owned by
Steel Partners II by virtue of his authority to vote and dispose of such Shares.

            Currently,  Messrs.  Kassan and Bradford do not beneficially own any
Shares of Common Stock.

            (b)  By  virtue  of  his  positions  with  Steel  Partners  II,  Mr.
Lichtenstein  has the sole power to vote and  dispose of the Shares  reported in this Schedule 13D.

            (c) Schedule A annexed hereto lists all  transactions  in the Shares during the past sixty days by the Reporting  Persons.  All of such  transactions were effected in the open market.

            (d) No person other than the Reporting  Persons is known to have the right to  receive,  or the power to direct the  receipt of  dividends  from,  or proceeds from the sale of, the Shares.

            (e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships With
            Respect to Securities of the Issuer.
            -------------------------------------------------------------

            Other   than  as   described   herein,   there  are  no   contracts,
arrangements,  understandings or relationships  among the Reporting Persons,  or between  the  Reporting  Persons  and any  other  person,  with  respect  to the securities of the Issuer.

Item 7.     Material to be Filed as Exhibits.
            --------------------------------

            1.  Joint  Filing and  Reimbursement  Agreement  by and among  Steel
            Partners II, L.P.,  Warren G.  Lichtenstein,  Glen Kassan and Travis
            Bradford, dated February 24, 2003.

            2.  Director  Nomination  Letter from  Cede &  Co. to the Issuer dated February 24, 2003.

--------------------                                       ---------------------
CUSIP No. 55270M108                   13D                     Page 9 of 27 Pages
--------------------                                       ---------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 26, 2003                     STEEL PARTNERS II, L.P.

                                              By: Steel Partners, L.L.C.
                                                  General Partner

                                              By: /s/ Warren G. Lichtenstein
                                                  ------------------------------
                                                  Warren G. Lichtenstein
                                                  Chief Executive Officer

                                              /s/ Warren G. Lichtenstein
                                              ----------------------------------
                                              WARREN G. LICHTENSTEIN

                                              /s/ Glen Kassan
                                              ----------------------------------
                                              GLEN KASSAN

                                              /s/ Travis Bradford
                                              ----------------------------------
                                              TRAVIS BRADFORD

--------------------                                       ---------------------
CUSIP No. 55270M108                   13D                    Page 10 of 27 Pages
--------------------                                       ---------------------

                                   SCHEDULE A

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

Shares of Common Stock              Price Per                 Date of
        Purchased                   Share($)                  Purchase
        ---------                   --------                  --------

                             STEEL PARTNERS II, L.P.
                             -----------------------
         18,000                     4.8950                    1/06/2003
         11,086                     5.0253                    1/09/2003
         16,650                     5.0192                    1/10/2003
         39,300                     5.0208                    1/13/2003
        110,000                     5.0274                    1/14/2003
         64,000                     4.5059                    1/15/2003
         50,000                     3.9251                    1/16/2003
        186,300                     3.8578                    1/16/2003
         51,300                     3.6350                    1/17/2003
         20,100                     2.5633                    1/30/2003
         10,100                     2.6590                    1/31/2003
         37,800                     2.6420                    1/31/2003
          5,000                     2.6700                    2/03/2003
         15,900                     2.6600                    2/04/2003
         20,000                     2.6637                    2/04/2003
         30,000                     2.6433                    2/05/2003
         25,000                     2.4760                    2/06/2003
         11,000                     2.2100                    2/07/2003
        194,000                     1.3747                    2/18/2003
          2,100                     1.2300                    2/20/2003
        297,400                     1.2145                    2/20/2003
         10,000                     1.7000                    2/25/2003
        240,283                     1.6795                    2/25/2003
        297,500                     1.7150                    2/25/2003

                             WARREN G. LICHTENSTEIN
                             ----------------------
                                      None

                                   GLEN KASSAN
                                   -----------
                                      None

--------------------                                       ---------------------
CUSIP No. 55270M108                   13D                    Page 11 of 27 Pages
--------------------                                       ---------------------

                                 TRAVIS BRADFORD
                                 ---------------
                                      None

--------------------                                       ---------------------
CUSIP No. 55270M108                   13D                    Page 12 of 27 Pages
--------------------                                       ---------------------

                                  EXHIBIT INDEX

        Exhibit                                                            Pages
        -------                                                            -----

1.      Joint  Filing and  Reimbursement  Agreement by and among Steel   13 - 15
        Partners II,  L.P.,  Warren G.  Lichtenstein,  Glen Kassan and
        Travis Bradford, dated February 24, 2003.

2.      Director Nomination Letter from Cede & Co. to the Issuer     16 - 27
        dated February 24, 2003

--------------------                                       ---------------------
CUSIP No. 55270M108                   13D                    Page 13 of 27 Pages
--------------------                                       ---------------------

                                    EXHIBIT 1

                    JOINT FILING AND REIMBURSEMENT AGREEMENT

            WHEREAS,  Steel  Partners II, L.P., a Delaware  limited  partnership
("Steel") is a stockholder of MCSi, Inc. ("MCSI"), a Maryland corporation;

            WHEREAS,  Steel  wishes  to  nominate  directors  to  the  Board  of
Directors of MCSI and solicit written consents or votes to elect its nominees to the Board of Directors of MCSI; and

            WHEREAS,  Warren G.  Lichtenstein,  Glen Kassan and Travis  Bradford
(collectively,  the "Nominees")  agree to serve as Steel's nominees to the Board of Directors of MCSI and to serve as directors if elected.

            NOW,  IT IS AGREED,  this 24th day of February 2003,  by the parties hereto:

            1. In accordance  with Rule  13d-1(k)(1)(iii)  under the  Securities
Exchange Act of 1934, as amended,  the parties  hereto agree to the joint filing on behalf of each of them of a Statement  on  Schedule  13D dated as of February
26, 2003  (including  amendments  thereto)  with  respect to the Common Stock of
MCSI.

            2. Steel hereby  agrees to bear all expenses  incurred in connection with the nomination of the Nominees to the Board of Directors of MCSI, including expenses  incurred by the Nominees in solicitation of written consents or votes.
Notwithstanding  the  foregoing,  Steel shall not be required to  reimburse  the
Nominees  for  (i)  out-of-pocket  expenses  incurred  by  the  Nominees  in the aggregate in excess of $250 without  Steel's  prior written  approval;  (ii) the value of the time of the  Nominees;  (iii) legal fees incurred  without  Steel's prior  written  approval;  or (iv) the costs of any counsel,  other than Steel's counsel, employed in connection with any pending or threatened litigation.

            3. The  relationship  of the parties  hereto shall be construed  and deemed to be for the sole and limited  purpose of  carrying on such  business as described  herein.  Nothing  herein shall be construed to authorize any party to act  as an  agent  for  the  other  party,  or to  create  a  joint  venture  or partnership, or to constitute an indemnification.  Nothing herein shall restrict any party's right to purchase or sell shares of MCSI, as it deems appropriate in its sole discretion. Nor shall anything herein be construed to require any party to deliver a written  consent to the other party or to refrain from revoking any consent after it has been given.

--------------------                                       ---------------------
CUSIP No. 55270M108                   13D                    Page 14 of 27 Pages
--------------------                                       ---------------------

            4. This  Agreement  may be executed in  counterparts,  each of which shall be deemed an original and all of which,  taken together,  shall constitute but one and the same  instrument,  which may be  sufficiently  evidenced  by one counterpart.

            5. In the event of any dispute arising out of the provisions of this
Agreement,  the parties hereto consent and submit to the exclusive  jurisdiction of the Federal and State Courts in the State of New York.

            6. Any  party  hereto  may  terminate  his  obligations  under  this agreement at any time on 24 hours written  notice to all other  parties,  with a copy by fax to Steven Wolosky at Olshan Grundman Frome Rosenzweig & Wolosky LLP,
Fax No. (212) 755-1467.

            7. Each party  acknowledges  that Olshan Grundman Frome Rosenzweig &
Wolosky LLP shall act as counsel for both Steel and each of the Nominees.

                            [Signature Page Follows]

--------------------                                       ---------------------
CUSIP No. 55270M108                   13D                    Page 15 of 27 Pages
--------------------                                       ---------------------

            IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

                                  STEEL PARTNERS II, L.P.
                                  150 East 52nd Street
                                  New York, NY 10022
                                  By:  Steel Partners, L.L.C.
                                       General Partner

                                  By: /s/ Warren G. Lichtenstein
                                      ------------------------------------------
                                      Warren G. Lichtenstein, Managing Member

                                  /s/ Warren G. Lichtenstein
                                  ----------------------------------------------
                                  WARREN G. LICHTENSTEIN
                                  c/o Steel Partners II, L.P.
                                  150 East 52nd Street
                                  New York, NY 10022

                                  /s/ Glen Kassan
                                  ----------------------------------------------
                                  GLEN KASSAN
                                  c/o Steel Partners II, L.P.
                                  150 East 52nd Street
                                  New York, NY 10022

                                  /s/ Travis Bradford
                                  ----------------------------------------------
                                  TRAVIS BRADFORD
                                  c/o Steel Partners II, L.P.
                                  150 East 52nd Street
                                  New York, NY 10022

--------------------                                       ---------------------
CUSIP No. 55270M108                   13D                    Page 16 of 27 Pages
--------------------                                       ---------------------

                                    EXHIBIT 2

                                   Cede & Co.
                        c/o The Depository Trust Company
                                 55 Water Street
                            New York, New York 10041

                                                               February 24, 2003

BY FACSIMILE AND FEDERAL EXPRESS

MCSi, Inc.
4750 Hempstead Station Drive
Dayton, Ohio 45429
Attention: Corporate Secretary

                         Re: Notice of Nomination of Directors

Ladies and Gentlemen:

            Cede & Co., the nominee of The Depository Trust Company ("DTC"),  is a holder of record of shares of common stock,  no par value (the "Common Stock")
of MCSi, Inc. (the "Company"). These shares are registered on the stock transfer books of the  Company in the name of Cede & Co.  Cede & Co. is  informed  by its
Participant,  ABN AMRO Incorporated (the "Participant") that, as of the close of business on February 21, 2003,  1,177,017 shares of Common Stock was credited to the Participant's DTC account and beneficially  owned by Steel Partners II, L.P.
("Steel"),  a customer  of the  Participant.  The  information  provided  by the
Participant to Cede & Co.  referred to in this notice (the "Notice") is based on the representations made by Steel to the Participant.

            At the request of the  Participant,  and on behalf of Steel,  Cede &
Co., as holder of record of the shares of Common Stock, is hereby submitting the
Notice to the  Company in  accordance  with the  requirements  of  Article  VII,
Section D of the Articles of Incorporation of the Company.  Cede & Co.'s address is c/o The  Depository  Trust  Company,  55 Water  Street,  New  York,  New York
10041-0099. The principal business of Cede & Co. is serving as a nominee of DTC.

            Cede & Co. has been informed by the  Participant  that Steel intends to  appear at the next  annual  meeting  of the  Company's  shareholders  or any adjournments, postponements, reschedulings or continuations thereof (the "Annual
Meeting") in person or by proxy to submit the business specified in this Notice.
Cede & Co. has been  informed  by the  Participant  that Steel is seeking at the
Annual  Meeting  to elect  the  following  persons  as  members  of the Board of
Directors  of  the  Company,   and  in  that  regard  hereby   nominates  Warren
Lichtenstein, Glen Kassan and Travis Bradford (each a "Nominee") as nominees for election as directors of the Company at the Annual Meeting.  Cede & Co. has also been  informed  by the  Participant  that Steel  reserves  the right to nominate additional  directors  for  election  at the  Annual  Meeting  to the extent the
Company  increases the size of its Board of Directors  from its current five (5)
members.

--------------------                                       ---------------------
CUSIP No. 55270M108                   13D                    Page 17 of 27 Pages
--------------------                                       ---------------------

            Cede & Co. has been informed by the Participant  that Steel believes that the Nominees are appropriate  candidates for election at the Annual Meeting and that Steel believes that the Nominees' presence on the Board of Directors of the Company will help to enhance shareholder value.

            Cede & Co.  has  been  informed  by  the  Participant  that  certain information  relating to Cede & Co.,  Steel and each of the Nominees as required by the Articles of  Incorporation is set forth herein and in Annexes A through D of this Notice.  Except as set forth herein or in any such Annexes,  to the best of the Participant's  knowledge,  based on representations  made by Steel, as of
February 21, 2003 (i) neither  Steel nor any of the Nominees has been  convicted in a criminal proceeding  (excluding traffic violations or similar misdemeanors)
in the past ten years;  (ii) none of the  Nominees  owns any  securities  of the
Company,  or any parent or  subsidiary of the Company,  directly or  indirectly, beneficially  or of  record,  or has  purchased  or sold any  securities  of the
Company within the past two years, and none of his associates beneficially owns, directly or indirectly,  any securities of the Company;  (iii) neither Steel nor any of the  Nominees  owns any  securities  of the  Company,  or any  parent  or subsidiary of the Company,  of record but not  beneficially;  (iv) neither Steel nor any of the Nominees is, or was within the past year, a party to any contract arrangement or  understanding  with any person with respect to any securities of the  Company,  including,  but not limited to,  joint  ventures,  loan or option arrangements,  puts or calls,  guarantees  against loss or guarantees of profit, division  of losses or profits  or the giving or  withholding  of  proxies;  (v)
neither  Steel nor any of the  Nominees or its/his  associates  or any member of its/his  immediate  family  has any  (a)  employment  with  the  Company  or its affiliates  or  (b)  has  any  material  interest,  direct  or  indirect  in any transaction,  or series of similar transactions,  to which the Company or any of its subsidiaries  was, is or will be a party to and in which the amount involved exceeds  $60,000.00;  (vi) none of the Nominees or any of his associates has any arrangement or  understanding  with any person pursuant to which he was or is to be selected as director,  nominee or officer of the  Company;  (vii) none of the
Nominees  has any  substantial  interest  in the  matters  to be acted on at the
Annual  Meeting,  except  his  interest  in being  nominated  and  elected  as a director; and (viii) none of the Nominees has been a party to a legal proceeding described in Item 401(f) of  Regulation  S-K of the  Securities  Exchange Act of
1934, as amended, in the past five years.  Matters disclosed in any part of this
Notice,  including the Annexes,  should be deemed  disclosed for all purposes of this Notice.  The written  consents of each Nominee to be nominated and to serve as a director of the Company are attached hereto as Annex D.

            Cede & Co. has been  informed  by the  Participant  that none of the shares of Common  Stock  beneficially  held by Steel as of February 21, 2003 was purchased with borrowed funds. For more  information  regarding the purchases of
Steel during the past two years of the shares of Common Stock, see Annex C.

            Cede & Co. has been informed by the  Participant  that the following is a description of all  arrangements or  understandings  between Steel and each
Nominee and any other person,  with respect to the  proposals  contained in this
Notice,  the election of each Nominee as a director,  and actions to be proposed or taken by each Nominee if elected as a director.

      o     Steel has agreed to  indemnify  each  Nominee  from and  against any losses  incurred  by such  Nominee  resulting  from,  relating to or arising out of the  nomination  of such  Nominee  for  election as a director of the Company at the Annual Meeting.

--------------------                                       ---------------------
CUSIP No. 55270M108                   13D                    Page 18 of 27 Pages
--------------------                                       ---------------------

      o     Each  Nominee  has agreed  with  Steel to be named as a nominee  for election as a director  of the Company at the Annual  Meeting (or at any special meeting of the shareholders called for that purpose).

      o     Steel has agreed to bear all  expenses to be incurred in  connection with the  nomination,  including  expenses,  subject to  approval of
            Steel,  incurred  by any  of the  Nominees  in the  solicitation  of proxies.

            Cede & Co.  has  been  informed  by the  Participant  that  (i)  the proposal  included in this Notice is a proper matter for shareholder  action and
(ii) this Notice sets forth  information  which is equivalent to the information that would be required under the proxy  solicitation rules of the Securities and
Exchange  Commission if proxies were solicited for shareholder  consideration of the proposals  included in this Notice at a meeting of  shareholders,  including the  information  required if proxies  were  solicited  for the  election of the
Nominees as directors of the Company.

            While Cede & Co. is  furnishing  this Notice as the  shareholder  of record  of the  shares  of  Common  Stock,  it  does  so at the  request  of the
Participant  and only as a nominal party for the true party in interest,  Steel.
Cede & Co. has no interest  in this  matter  other than to take those steps that are  necessary  to insure  that Steel is not  denied its rights as a  beneficial
owner  of  shares  of  Common  Stock,   and  Cede  &  Co.   assumes  no  further
responsibility in this matter.

                                Very truly yours,

                                CEDE & CO.

                                By: /s/ Alan R. Hutton
                                    -------------------
                                Name: Alan R. Hutton
                                Title: Partner
Enclosures: Annex A-D

--------------------                                       ---------------------
CUSIP No. 55270M108                   13D                    Page 19 of 27 Pages
--------------------                                       ---------------------

                                     ANNEX A

                 INFORMATION CONCERNING STEEL PARTNERS II, L.P.

Principal Place of Business:        150 East 52nd Street, 21st Floor
                                    New York, New York 10022

Principal Business:                 Investing in the securities of small cap
                                    companies.

--------------------                                       ---------------------
CUSIP No. 55270M108                   13D                    Page 20 of 27 Pages
--------------------                                       ---------------------

                                     ANNEX B

                       INFORMATION CONCERNING THE NOMINEES

            WARREN G. LICHTENSTEIN - Age 37 - Mr. Lichtenstein has served as the
Chairman of the Board,  Secretary  and the  Managing  Member of Steel  Partners,
L.L.C.,  the general partner of Steel Partners II, L.P.,  since January 1, 1996.
Prior to such time,  Mr.  Lichtenstein  was the Chairman and a director of Steel
Partners,  Ltd., the general partner of Steel Partners  Associates,  L.P., which was the general partner of Steel,  from 1993 until prior to January 1, 1996. Mr.
Lichtenstein was the acquisition/risk  arbitrage analyst at Ballantrae Partners,
L.P.,  a private  investment  partnership  formed  to invest in risk  arbitrage,
special   situations  and  undervalued   companies,   from  1988  to  1990.  Mr.
Lichtenstein  has served as a director of WebFinancial  Corporation,  a consumer and  commercial  lender,  since 1996 and as its  President  and Chief  Executive
Officer since  December  1997.  He served as a director and the Chief  Executive
Officer of Gateway Industries,  Inc., a provider of database development and Web site  design and  development  services,  since 1994 and as the  Chairman of the
Board since 1995.  Mr.  Lichtenstein  has served as a Director and the President and Chief Executive  Officer of Steel Partners,  Ltd. since June 1999 and as its
Secretary  and  Treasurer  since May 2001. He has also served as Chairman of the
Board of Directors of Caribbean Fertilizer Group Ltd., a private company engaged in the  production of  agricultural  products in Puerto Rico and Jamaica,  since
June 2000. Mr. Lichtenstein is a Director of SL Industries, Inc., a manufacturer and marketer of Power and Data Quality  systems and  equipment  for  industrial, medical,  aerospace and consumer  applications.  Mr.  Lichtenstein has served as
Chairman  of the Board and as Chief  Executive  Officer of SL  Industries,  Inc.
since January 24, 2002 and February 4, 2002,  respectively.  Mr. Lichtenstein is also a Director of the following  publicly  held  companies:  ECC  International
Corp.,  a  manufacturer  and  marketer  of  computer-controlled  simulators  for training  personnel to perform  maintenance and operator  procedures on military weapons;  Puroflow  Incorporated,  a manufacturer  of filtration  products;  and
United  Industrial  Corporation,  a designer and producer of defense,  training, transportation and energy systems.  Mr.  Lichtenstein's  business address is c/o
Steel  Partners II, L.P., 150 East 52nd Street,  21st Floor,  New York, New York
10022. His residential address is 777 Spruce Street, Aspen, Colorado 81611.

            GLEN  KASSAN - Age 59 - Mr.  Kassan  has  served as  Executive  Vice
President of Steel  Partners,  Ltd., a management  and advisory  company,  since
March 2002. Steel Partners,  Ltd. has provided  management services to Steel and other  affiliates of Steel since March 2002. Mr. Kassan served as Executive Vice
President of Steel Partners  Services,  Ltd., a management and advisory company, from June 2001 through March 2002 and Vice  President  from October 1999 through
May 2001. Steel Partners Services,  Ltd. provided  management  services to Steel and other  affiliates  of Steel  until  March 2002,  when Steel  Partners,  Ltd.
acquired the rights to provide certain  management  services from Steel Partners
Services, Ltd. He has also served as Vice President, Chief Financial Officer and
Secretary of WebFinancial  Corporation,  a commercial and consumer lender, since
June 2000.  Mr.  Kassan has served as Vice Chairman of the Board of Directors of
Caribbean  Fertilizer Group Ltd., a private company engaged in the production of agricultural products in Puerto Rico and Jamaica, since June 2000. Mr. Kassan is a Director and has served as President of SL  Industries,  Inc., a  manufacturer and marketer of Power and Data Quality  systems and  equipment  for  industrial, medical,  aerospace and consumer  applications,  since January 2002 and February
2002,  respectively.  From 1997 to 1998, Mr. Kassan served as Chairman and Chief

--------------------                                       ---------------------
CUSIP No. 55270M108                   13D                    Page 21 of 27 Pages
--------------------                                       ---------------------

Executive Officer of Long Term Care Services, Inc., a privately owned healthcare services  company  which Mr. Kassan  co-founded in 1994 and initially  served as
Vice Chairman and Chief Financial Officer. Mr. Kassan is currently a Director of
United  Industrial  Corporation,  a designer and producer of defense,  training, transportation  and energy  systems,  Puroflow  Incorporated,  a manufacturer of filtration  products and the  Chairman of the Board of US  Diagnostic  Inc.,  an
operator of outpatient  diagnostic imaging. Mr. Kassan's business address is c/o
Steel  Partners,  Ltd.,  150 East 52nd Street,  21st Floor,  New York,  New York
10022. His residential  address is 8 Barkley Court,  East Brunswick,  New Jersey
08816.

            TRAVIS  BRADFORD - Age 31 - Mr.  Bradford  has been a strategic  and operational  consultant for over 10 years.  He has served as a Vice President of
Steel Partners, Ltd., a management and advisory company, since March 2002. Steel
Partners, Ltd. has provided management services to Steel and other affiliates of
Steel since  March 2002.  He has served as a Vice  President  of Steel  Partners
Services,  Ltd., a management and advisory company from June 1999 to March 2002.
Steel Partners Services,  Ltd. provided  management  services to Steel and other affiliates of Steel until March 2002,  when Steel  Partners,  Ltd.  acquired the rights to provide certain management services from Steel Partners Services, Ltd.
From March 1997 to May 1999, he was a member of Holding  Capital Group,  LLC, an equity  investment group. Mr. Bradford is currently the Chairman of the Board of
Puroflow  Incorporated,  a manufacturer  of filtration  products.  Mr.  Bradford received his B.B.A.  in Finance from Georgia State  University in 1992,  and his
M.B.A.  in Finance  and  Management  from Stern  School of  Business at New York
University  in 1996.  He also  attended the Ph.D.  program at the  University of
Chicago studying finance and economics.  Mr. Bradford's  business address is c/o
Steel  Partners,  Ltd.,  150 East 52nd Street,  21st Floor,  New York,  New York
10022. His residential  address is 236 7th Avenue, 2nd Floor, New York, New York
10011.

--------------------                                       ---------------------
CUSIP No. 55270M108                   13D                    Page 22 of 27 Pages
--------------------                                       ---------------------

                                     ANNEX C

                 TRANSACTIONS IN THE COMMON STOCK OF MCSI, INC.
                            DURING THE PAST TWO YEARS

Shares of Common Stock            Price Per                        Date of
        Purchased                 Share ($)                        Purchase
        ---------                 ---------                        --------

                             Steel Partners II, L.P.
                             -----------------------
         100,000                    5.0500                        10/24/2002
          44,500                    5.0500                        10/28/2002
          50,000                    5.0180                        10/29/2002
           2,000                    4.7000                        10/30/2002
             400                    4.6000                        10/31/2002
          12,000                    4.9700                        11/04/2002
          46,000                    4.9133                        11/05/2002
          16,900                    4.8826                        11/06/2002
          13,424                    4.7400                        11/08/2002
          19,766                    4.5720                        11/11/2002
          18,000                    4.8950                         1/06/2003
          11,086                    5.0253                         1/09/2003
          16,650                    5.0192                         1/10/2003
          39,300                    5.0208                         1/13/2003
         110,000                    5.0274                         1/14/2003
          64,000                    4.5059                         1/15/2003
          50,000                    3.9251                         1/16/2003
         186,300                    3.8578                         1/16/2003
          51,300                    3.6350                         1/17/2003
          20,100                    2.5633                         1/30/2003
          10,100                    2.6590                         1/31/2003
          37,800                    2.6420                         1/31/2003
           5,000                    2.6700                         2/03/2003
          15,900                    2.6600                         2/04/2003
          20,000                    2.6637                         2/04/2003
          30,000                    2.6433                         2/05/2003

--------------------                                       ---------------------
CUSIP No. 55270M108                   13D                    Page 23 of 27 Pages
--------------------                                       ---------------------

          25,000                    2.4760                         2/06/2003
          11,000                    2.2100                         2/07/2003
         194,000                    1.3747                         2/18/2003
           2,100                    1.2300                         2/20/2003
         297,400                    1.2145                         2/20/2003

                               Warren Lichtenstein
                               -------------------
                                      None

                                  Glenn Kassan
                                  ------------
                                      None

                                 Travis Bradford
                                 ---------------
                                      None

--------------------                                       ---------------------
CUSIP No. 55270M108                   13D                    Page 24 of 27 Pages
--------------------                                       ---------------------

                                     ANNEX D

                               Consent of Nominees

--------------------                                       ---------------------
CUSIP No. 55270M108                   13D                    Page 25 of 27 Pages
--------------------                                       ---------------------

                               Warren Lichtenstein
                           c/o Steel Partners II, L.P.
                        150 East 52nd Street, 21st Floor
                            New York, New York 10022

                                                               February 20, 2003

MCSi, Inc.
4750 Hempstead Station Drive
Dayton, Ohio 45429
Attention: Corporate Secretary

Gentlemen:

            You are hereby notified that the  undersigned  consents to (i) being named as a nominee  in the  notice  provided  by Cede & Co.,  on behalf of Steel
Partners II, L.P., of its intention to nominate the undersigned as a director of
MCSi,  Inc. (the  "Company") at the Company's  Annual Meeting of Stockholders or
other meeting of  stockholders  held in lieu thereof (the "Annual  Meeting") and
(ii) serving as a director of the Company if elected at the Annual Meeting.

                                Very truly yours,

                                /s/ Warren Lichtenstein
                                -----------------------
                                Warren Lichtenstein

--------------------                                       ---------------------
CUSIP No. 55270M108                   13D                    Page 26 of 27 Pages
--------------------                                       ---------------------

                                   Glen Kassan
                            c/o Steel Partners, Ltd.
                        150 East 52nd Street, 21st Floor
                            New York, New York 10022

                                                               February 20, 2003

MCSi, Inc.
4750 Hempstead Station Drive
Dayton, Ohio 45429
Attention: Corporate Secretary

Gentlemen:

            You are hereby notified that the  undersigned  consents to (i) being named as a nominee  in the  notice  provided  by Cede & Co.,  on behalf of Steel
Partners II, L.P., of its intention to nominate the undersigned as a director of
MCSi,  Inc. (the  "Company") at the Company's  Annual Meeting of Stockholders or
other meeting of  stockholders  held in lieu thereof (the "Annual  Meeting") and
(ii) serving as a director of the Company if elected at the Annual Meeting.

                                Very truly yours,

                                /s/ Glen Kassan
                                -----------------------
                                Glen Kassan

--------------------                                       ---------------------
CUSIP No. 55270M108                   13D                    Page 27 of 27 Pages
--------------------                                       ---------------------

                                 Travis Bradford
                            c/o Steel Partners, Ltd.
                        150 East 52nd Street, 21st Floor
                            New York, New York 10022

                                                               February 20, 2003

MCSi, Inc.
4750 Hempstead Station Drive
Dayton, Ohio 45429
Attention: Corporate Secretary

Gentlemen:

            You are hereby notified that the  undersigned  consents to (i) being named as a nominee  in the  notice  provided  by Cede & Co.,  on behalf of Steel
Partners II, L.P., of its intention to nominate the undersigned as a director of
MCSi,  Inc. (the  "Company") at the Company's  Annual Meeting of Stockholders or
other meeting of  stockholders  held in lieu thereof (the "Annual  Meeting") and
(ii) serving as a director of the Company if elected at the Annual Meeting.

                                Very truly yours,

                                /s/ Travis Bradford
                                ---------------------------
                                Travis Bradford